SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------

                                SCHEDULE 14D-9/A

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)
                            PLM INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            PLM INTERNATIONAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    69341L205
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                        --------------------------------

                                 SUSAN C. SANTO
                 VICE PRESIDENT, SECRETARY, AND GENERAL COUNSEL
                                   ONE MARKET
                        STEUART STREET TOWER, SUITE 800
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 974-1399
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 With a Copy to:

                            Joseph S. Radovsky, Esq.
                             Adam P. Siegman, Esq.
                       Greene Radovsky Maloney & Share LLP
                       Four Embarcadero Center, Suite 4000
                         San Francisco, California 94111
                                 (415) 981-1400


     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


     This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 by PLM International, Inc., a Delaware corporation ("PLM" or the "Company"), with the U.S. Securities and Exchange Commission on December 29, 2000 related to the tender offer by MILPI Acquisition Corp., a Delaware corporation, for all of the outstanding shares of common stock of PLM at a price of $3.46 per share. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATIONS.

     The fifteenth paragraph of Item 4(b) under the caption "Background" is amended to read in full as follows:

          "On December 11, 2000, the Board held a special meeting to discuss the auction process Imperial Capital had been conducting. All of the members of the Board were present. Also present were representatives of Imperial Capital (to discuss the auction process and to answer questions from the Board), legal counsel to PLM and Mr. Coyne, who attended a portion of the meeting. The Board discussed all firm proposals which had been received, including the consideration offered, the status and availability of financing for each proposal, the extent to which each bidder had conducted due diligence, and the readiness and ability of each bidder to promptly execute and effect a transaction. The Board was advised that, except for MILPI, no persons had expressed an interest in acquiring the Shares at a price equal to or greater than MILPI's offer of $3.50 per Share that was not subject to the outcome of material litigation. Imperial Capital further advised the Board that it was prepared to issue an opinion that the receipt of $3.50 per share by the stockholders of PLM would be fair to such holders from a financial point of view. After such discussions, the Board determined that MILPI's offer of $3.50 per Share, which was not subject to a financing contingency or to the outcome of any material litigation, was superior to all other offers, and it instructed legal counsel to PLM to continue negotiations with MILPI to finalize the Merger Agreement. On December 13, 2000, Imperial Capital delivered the above-described opinion."

     The seventeenth paragraph of Item 4(b) under the caption "Background" is amended to read in full as follows:

          "On December 21, 2000, MILPI revised its bid to be equal to the Offer Price and agreed to modify certain conditions to the Offer. Later that day, the Board of Directors of PLM met to consider the Offer Price and other terms and conditions of the Merger Agreement. All members of the Board were present. Also present were representatives of Imperial Capital and legal counsel to PLM. At the Board meeting, the Board asked Imperial Capital whether it could deliver an opinion that payment of the Offer Price was fair to the PLM Stockholders from a financial point of view. Imperial Capital stated that it was of the opinion that the consideration to be received by PLM's stockholders pursuant to the Offer is fair to such holders from a financial point of view, and that such opinion replaces the opinion it issued on December 13, 2000. The Board unanimously voted to approve the Merger Agreement, the Escrow Agreement and the Voting Agreement and the transactions contemplated thereby, including the Merger and the Offer and authorized Mr. Tidball to execute and deliver such agreements as promptly as practicable.

     The first two lines of the first paragraph of Item 4(b) under the caption "Reasons for the Transaction; Factors considered by the Board" are amended to read in full as follows:

          "In reaching its determination to approve the Merger and the Offer to recommend them to PLM's stockholders, the Board considered the following factors, each of which is the view of the Board, supported such determinations:"

ANNEX A

     The section entitled "EXECUTIVE AND DIRECTOR COMPENSATION - Agreements With Executive Officers," is amended by inserting the following new paragraph at the end of the section:

          "On January 6, 2001, PLM entered into a Transition Services and Employment Agreement with Mr. Bess and a Transition Services, Employment and Consulting Agreement with Ms. Santo, each on substantially the same terms as those described above. In addition, PLM entered into a Transition Services and Employment Agreement with Richard K. Brock, its Chief Financial Officer, on substantially the same terms as those described in Mr. Bess' agreement, except with a monthly salary of $21,167 and a retention bonus of $108,000."

ANNEX B

     The first paragraph of Annex B (Opinion of Imperial Capital) is amended to read in full as follows:

          "You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of PLM International, Inc. (the "Company"), of the aggregate consideration to be received by the shareholders of the Company in connection with the sale of the common stock of the Company to a newly formed corporation affiliated with Equis Financial Group (the "Buyer"). By way of background, on December 11, 2000, the Board held a special meeting to consider the Buyer's offer of $3.50 per share and, in connection therewith and at the Board's request, we issued our opinion, dated December 13, 2000, with respect to the fairness of such offer from a financial point of view (the "Initial Opinion"). Subsequent to the issuance of the Initial Opinion, the Buyer revised the terms of its offer. Pursuant to the terms of the revised offer (the "Transaction"), the Buyer will tender cash consideration equal to $3.46 per share (the "Consideration") for 100% of the outstanding shares of the Company. T tender offer is conditioned upon the Buyer receiving at least 50.1% of the outstanding shares of the Company. Upon a successful tender, the Buyer will subsequently merge with the Company and will pay the remaining shareholders the Consideration."


     The first sentence of the fourth paragraph of Annex B (Opinion of Imperial Capital) is amended to read in full as follows:

          "Our opinion expressed herein has been prepared for the information of the Board of Directors of the Company, and our opinion is rendered in connection with the sale of the common stock of the Company to the Buyer."

     The last sentence of Annex B (Opinion of Imperial Capital) is amended to read in full as follows:

          "This opinion replaces the Initial Opinion in its entirety."

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended by adding the following thereto:

     EXHIBIT NO.        DESCRIPTION

        26 Transition Services and Employment Agreement dated January 6, 2001 between PLM and Stephen Bess

        27 Transition Services, Employment and Consulting Agreement dated January 6, 2001 between PLM and Susan Santo

        28 Transition Services and Employment Agreement dated January 6, 2001 between PLM and Richard K. Brock.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January __, 2001



                                                       By:  /s/Robert N. Tidball
                                                            Robert N. Tidball
                                                            Chairman




                                  EXHIBIT INDEX

        EXHIBIT NO.     DESCRIPTION

        26 Transition Services and Employment Agreement dated January 6, 2001 between PLM and Stephen Bess

        27 Transition Services, Employment and Consulting Agreement dated January 6, 2001 between PLM and Susan Santo

        28 Transition Services and Employment Agreement dated January 6, 2001 between PLM and Richard K. Brock.